Exhibit (b)

June 13, 2005

Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317

Re:	Credit Facilities Commitment Letter

Ladies and Gentlemen:

     Mylan Laboratories Inc., a Pennsylvania corporation (“you”, the “Company” or the “Borrower”), has advised Merrill Lynch Capital Corporation (“Merrill Lynch” or “we” or “us”) that you intend to repurchase approximately $1,000 million of outstanding common stock of the Company pursuant to a tender offer (the “Tender Offer”) and following the Tender Offer pursuant to a $250.0 million open market common stock repurchase program. The sources and uses of the funds necessary to consummate the Tender Offer and the other transactions contemplated hereby are set forth on Annex I to this Commitment Letter.

     You have advised us that the funds for the Tender Offer and the open market purchases described above, to pay related fees and expenses and to provide for the ongoing working capital needs of the Company will be provided from the following sources: (a) $499,000,000 of cash on hand of the Company; (b) approximately $500,000,000 in gross cash proceeds from the issuance (the “Note Offering”) by the Company of its unsecured senior notes (the “Notes”) due not earlier than ten years from the date of issuance and (c) borrowings under new senior secured credit facilities providing for aggregate commitments in an amount equal to the excess of $975,000,000 over the aggregate gross cash proceeds received by the Company from the Note Offering (the “Credit Facilities”).

     The Tender Offer, the entering into and borrowings under the Credit Facilities by the parties herein described, the Note Offering and the other transactions contemplated hereby entered into and consummated in connection therewith are herein referred to as the “Transactions.”

     You have requested that Merrill Lynch commit to provide the Credit Facilities to finance the Transactions and to pay certain related fees and expenses.

     Accordingly, subject to the terms and conditions set forth below, Merrill Lynch hereby agrees with you as follows:

     1. Commitment. Merrill Lynch hereby commits to act as the sole and exlusive bookrunner for the Credit Facilities and in connection therewith, to provide to the Company the Credit Facilities upon the terms and subject to the conditions set forth or re-

ferred to herein, in the Fee Letter (the “Fee Letter”) dated the date hereof and delivered to you, and in the Senior Secured Credit Facilities Summary of Terms and Conditions attached hereto (and incorporated by reference herein) as Exhibit A (the “Term Sheet”). The commitment of Merrill Lynch hereunder is subject to the negotiation, execution and delivery of definitive documentation for the Credit Facilities (the “Credit Documents”) that is reasonably satisfactory to Merrill Lynch reflecting, among other things, the terms and conditions set forth in the Term Sheet and in the Fee Letter. To the extent that a Note Offering is consummated prior to the Closing Date (as defined in the Term Sheet), the commitments hereunder with respect to the Term Loan Facility (as defined in the Term Sheet) shall be reduced on the date of consummation thereof in an amount equal to the aggregate gross proceeds from the Notes covered thereby.

     2. Syndication. We reserve the right and intend, prior to or after the execution of the Credit Documents, to syndicate all or a portion of our commitments to one or more financial institutions in consultation with the Company (together with Merrill Lynch, the “Lenders”). Our commitment hereunder is subject to Merrill Lynch (or one of its affiliates) acting as administrative agent (the “Administrative Agent”), sole and exclusive lead arranger of and sole and exclusive bookrunner for the Credit Facilities. We (or one of our affiliates) will manage all aspects of the syndication (in consultation with you), including decisions as to the selection of potential Lenders to be approached and when they will be approached, when their commitments will be accepted, which Lenders will participate and the final allocations of the commitments among the Lenders, and we will exclusively perform all functions and exercise all authority as customarily performed and exercised in such capacities, including selecting counsel for the Lenders and negotiating the Credit Documents. Any agent or arranger titles (including co-agents) awarded to other Lenders will be selected by us in consultation with you and shall not entail any role with respect to the matters referred to in this paragraph without our prior consent. You agree that no Lender will receive compensation outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Credit Facilities.

     You understand that we intend to commence the syndication of the Credit Facilities promptly, and you agree actively to assist us in achieving a timely syndication that is satisfactory to us. The syndication efforts will be accomplished by a variety of means, including direct contact during the syndication between senior management, advisors and affiliates of the Company on the one hand, and the proposed Lenders on the other hand, and the Company hosting, with Merrill Lynch, at least one meeting with prospective Lenders at such times and places as we may reasonably request. You agree to, upon our request, (a) provide and use your commercially reasonable efforts to cause your advisors to provide to us all information reasonably requested by us to successfully complete the syndication, including the information and projections (including updated projections) contemplated hereby, (b) assist and use your commercially reasonable efforts to cause your advisors to assist us in the completion, at least 30 days prior to the Closing Date, of a Confidential Information Memorandum relating to the Credit Facilities which shall be in form and substance reasonably satisfactory to us and suitable for use in a customary syndication of bank financing with all financial information and projections relating to the Company and its subsidiaries as deemed reasonably desirable to be included therein by us and other marketing materials (the contents of which you shall be solely responsible for) to be used in connection with the syndication and to make available representatives of the Company for meetings with prospective Lenders, (c) obtain, at your expense, monitored public rating of the Credit Facilities and the Notes from Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) at least 30 days prior to the Closing Date and to participate actively in the process of securing such rating and (d) take all other actions reasonably requested by us so that we will have a period of at least 30 days prior to the Closing Date to syndicate the Credit Facilities. You also agree to use your commercially reasonable efforts to ensure that our syndication efforts benefit materially from your (and your affiliates’) existing lending relationships.

     3. Fees. As consideration for our commitment hereunder and our agreement to arrange, manage, structure and syndicate the Credit Facilities, you agree to pay to us the fees as set forth in the Fee Letter.

     4. Conditions. Merrill Lynch’s commitment hereunder is subject to the conditions set forth elsewhere herein and in Annex II to this Commitment Letter.

     5. Information and Investigations. You hereby represent and covenant that (a) all information and data (excluding financial projections and projected industry data) that have been or will be made available by you or any of your subsidiaries or officers (including information delivered by your representatives or advisors on your behalf) to us or any Lender (whether prior to or on or after the date hereof) in connection with the Transactions, taken as a whole, or filed with the Securities and Exchange Commission (the “Information”) is and will be complete and correct in all material respects and does not and will not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made, (b) all financial projections and projected industry data concerning the Company and its subsidiaries and the transactions contemplated hereby (the “Projections”) that have been made or will be prepared by or on behalf of you or any of your subsidiaries or officers (or by your representatives or advisors on your behalf) and that have been or will be made available to us or any Lender in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time provided. You agree to supplement the Information and the Projections from time to time until the Closing Date and, if requested by us, for a reasonable period thereafter necessary to complete the syndication of the Credit Facilities so that the representation and covenant in the preceding sentence remain correct in all material respects. In syndicating the Credit Facilities we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent check or verification thereof.

     6. Indemnification. You agree (i) to indemnify and hold harmless Merrill Lynch and each of the other Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons (Merrill Lynch and each such other person being an “Indemnified Party”) from and against any and all losses, claims, damages, costs, expenses and liabilities, joint or several, to which any Indemnified Party becomes subject under any applicable law or otherwise, in each case, related to or arising out of or in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facilities, the loans under the Credit Facilities, the use of proceeds of any such loan, any of the Transactions or any related transaction and the performance by any Indemnified Party of the services contemplated hereby and will reimburse each Indemnified Party for any and all reasonable and actual expenses (including reasonable counsel fees and expenses) promptly following written demand in connection with the investigation of or preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of you, your affiliates or security holders and whether or not any of the Transactions are consummated or this Commitment Letter is terminated, except to the extent resulting from such Indemnified Party’s bad faith, gross negligence or willful misconduct and (ii) not to assert any claim against any Indemnified Party for consequential, punitive or exemplary damages on any theory of liability in connection in any way with the Transactions.

     You agree that, without our prior written consent, neither you nor any of your subsidiaries will settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification has been or could be sought under the indemnification provisions hereof (if an Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent (i) includes an unconditional written release in form and substance reasonably satisfactory to the Indemnified Parties of each Indemnified Party from all liability arising out of such claim, action or proceeding and (ii) does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.

     In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against you or any of your subsidiaries or affiliates in which such Indemnified Party is not named as a defendant, you agree to reimburse such Indemnified Party for all reasonable expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and expenses of its legal counsel.

     7. Expenses. You agree to reimburse us and our affiliates for our and their reasonable expenses on the Closing Date or, if the Closing Date does not occur, within 15 days after the termination of our commitments hereunder (including, without limitation, all reasonable due diligence investigation expenses, Syndtrak expenses, fees of consultants engaged with your consent (not to be unreasonably withheld), syndication expenses (including printing, distribution, and bank meetings), appraisal and valuation fees and expenses, travel expenses, duplication fees and expenses, audit fees, search fees and the reasonable fees, disbursements and other charges of counsel (and any local counsel) and any sales, use or similar taxes (and any additions to such taxes) related to any of the foregoing) incurred in connection with the negotiation, preparation, execution and delivery, waiver by Merrill Lynch or modification requested by the Company, collection and enforcement of this Commitment Letter, the Term Sheet, the Fee Letter and the Credit Documents in connection therewith and whether or not such fees and expenses are incurred before or after the date hereof or any loan documentation is entered into or the Transactions are consummated or any extensions of credit are made under the Credit Facilities or this Commitment Letter is terminated or expires; provided that this Section 7 shall not apply to costs and expenses (including fees, disbursements and charges of counsel) incurred in connection with a Notes Offering, which are governed by the Engagement Letter (as defined below). We agree, that upon request but not more frequently than monthly, we will provide estimates of expenses incurred subject to this Section 7.

     8. Confidentiality. This Commitment Letter, the Term Sheet, the contents of any of the foregoing and our and/or our affiliates’ activities pursuant hereto or thereto are confidential and shall not be disclosed by or on behalf of you or any of your affiliates to any person without our prior written consent, except that you may disclose (i) this Commitment Letter, the Fee Letter and the Term Sheet to your officers, directors, employees and advisors, and then only in connection with the Transactions and on a confidential need-to-know basis, (ii) this Commitment Letter and the Term Sheet in the documents related to the Notes Offering and the Tender Offer as well as other required SEC filings and quarterly earnings releases and (iii) this Commitment Letter, the Fee Letter and the Term Sheet to the extent required by applicable law or compulsory legal process (based on the advice of legal counsel); provided, however, that in the event of any such compulsory legal process you agree to give us prompt notice thereof and to cooperate with us in securing a protective order in the event of compulsory disclosure and that any disclosure made pursuant to public filings shall be subject to our prior review. Except as set forth above, you agree that you will permit us to review and approve (such approval not to be unreasonably withheld or delayed) any reference to any of us or any of our affiliates in connection with the Credit Facilities or the transactions contemplated hereby contained in any press release or similar public disclosure prior to public release. You agree that we and our affiliates may share information concerning you and your subsidiaries and affiliates among ourselves solely in connection with the performance of our services hereunder and the evaluation and consummation of financings and Transactions contemplated hereby.

     9. Termination. Our commitment hereunder is based upon the financial and other Information and Projections regarding you previously provided to us. In the event that the Information and Projections, taken as a whole, shall be misleading or incorrect in any material respect, or by means of continuing review or otherwise, we become aware of or discover new information or developments concerning conditions or events previously disclosed to us that is inconsistent in any material adverse respect with the Projections or the Information provided to us prior to the date hereof, or if any condition referred to in Annex II is incapable of being fulfilled on or prior to September 30, 2005, this Commitment Letter and Merrill Lynch’s commitment hereunder shall terminate upon written notice by Merrill Lynch. In addition, Merrill Lynch’s commitment hereunder shall terminate in its entirety (A) on September 30, 2005 if the Credit Documents are not executed and delivered by the Company and the Lenders by such date or (B) on the date of execution and delivery of the Credit Documents by the Company and the Lenders. Notwithstanding the foregoing, the provisions of Sections 6, 7, 8 and 11 hereof shall survive any termination pursuant to this Section 9.

     10. Assignment; etc. This Commitment Letter and our commitment hereunder shall not be assignable by any party hereto without the prior written consent of the other parties hereto, and any attempted assignment shall be void and of no effect; provided, however, that nothing contained in this Section 10 shall prohibit us (in our sole discretion) from (i) performing any of our duties hereunder through any of our affiliates, and you will owe any related duties (including those set forth in Section 2 above) to any such affiliate, and (ii) granting (in consultation with you) participations in, or selling (in consultation with you) assignments of all or a portion of, the commitments or the loans under the Credit Facilities pursuant to arrangements satisfactory to us. This Commitment Letter is solely for the benefit of the parties hereto and does not confer any benefits upon, or create any rights in favor of, any other person.

     11. Governing Law; Waiver of Jury Trial. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of any of the Transactions or the other transactions contemplated hereby, or the performance by us or any of our affiliates of the services contemplated hereby.

     12. Amendments; Counterparts; etc. No amendment or waiver of any provision hereof or of the Term Sheets shall be effective unless in writing and signed by the parties hereto and then only in the specific instance and for the specific purpose for which given. This Commitment Letter, the Engagement Letter, the Term Sheet and the Fee Letter are the only agreements between the parties hereto with respect to the matters contemplated hereby and thereby and set forth the entire understanding of the parties with respect thereto. This Commitment Letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart by telecopier shall be effective as delivery of a manually executed counterpart.

     13. Public Announcements; Notices. With your consent (not to be unreasonably withheld), we may publicly announce as we may choose the capacities in which we or our affiliates have acted hereunder. Any notice given pursuant hereto shall be mailed or hand delivered in writing, if to (i) you, at your address set forth on page one hereof, Attention: Edward J. Borkowski, Chief Financial Officer, with a copy to James Douglas, Esq., at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036; and (ii) Merrill Lynch, at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10080, Attention: Sarang Gadkari, with a copy to Jonathan Schaffzin, Esq., at Cahill Gordon & Reindel llp, 80 Pine Street, New York, New York 10005.

(Signature Page Follows)

     Please confirm that the foregoing correctly sets forth our agreement of the terms hereof and the Fee Letter by signing and returning to Merrill Lynch the duplicate copy of this letter and the Fee Letter enclosed herewith. Unless we receive your executed duplicate copies hereof and thereof by 5:00 p.m., New York City time, on June 14, 2005, our commitment hereunder will expire at such time.

     We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours,

MERRILL LYNCH CAPITAL CORPORATION

		By:	/s/ SARANG GADKARI

Name: Sarang Gadkari
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

		By:	/s/ SARANG GADKARI

Name: Sarang Gadkari
Title: Vice President

Accepted and agreed to as of
the date first written above:

MYLAN LABORATORIES INC.

By:	/s/ EDWARD J. BORKOWSKI

Name: Edward J. Borkowski
Title: Chief Financial Officer

Annex I

Sources and Uses of Funds
(in $ millions)

Sources		Uses
Revolving Facility[1]	$—	Consideration for Tender Offer	$1,000

Term Loan Facility[2]	775	Consideration for Open Market Repurchase Program	$250

Cash on Hand	499	Estimated fees and expenses	24

Total Sources	$1,274	Total Uses	$1,274

[1]	$200 of commitments.

[2]	The Company currently intends, subject to market conditions, to issue $500 of Notes, in which event the Term Loan Facility would be reduced on a dollar-for-dollar basis to $275.

Annex II

Summary of Additional Conditions Precedent

     Except as otherwise set forth below, Merrill’s commitment in respect of the Credit Facilities and the initial borrowing under the Credit Facilities shall be subject to compliance by the Company with its agreements in the Commitment Letter and the following conditions precedent:

     1. After the date hereof and prior to and during the syndication of the Credit Facilities, none of the Company or any of its subsidiaries or affiliates shall have syndicated or issued, attempted to syndicate or issue, announced or authorized the announcement of, or engaged in discussions concerning the syndication or issuance of any debt facility or debt security of any of them, including renewals thereof, other than the Credit Facilities and the Notes.

     2. The Lead Arranger shall be reasonably satisfied with all material terms of the Transactions and shall have had the opportunity to review and shall be reasonably satisfied with the documentation relating to the Note Offering, the Tender Offer and the other Transactions. Simultaneously with the making of the initial loans under the Credit Facilities, the common stock to be purchased pursuant to the Tender Offer shall be accepted for purchase in all material respects in accordance with the terms of the Company’s offer to purchase related thereto (without the waiver or amendment of any material condition unless consented to by the Lead Arranger). The Transactions shall be in compliance with all applicable laws and regulations. Following the date of the Commitment Letter, no law or regulation shall have become effective that restrains or imposes material adverse conditions upon the consummation of the Transactions.

     3. The Company and its subsidiaries shall have outstanding no indebtedness or preferred stock (or direct or indirect guarantee or other credit support in respect thereof) other than the Loans and, if applicable, the Notes and other ordinary course indebtedness (including capitalized lease obligations) reasonably acceptable to the Lead Arranger in an amount not to exceed $75.0 million. All liens in respect of all indebtedness of the Company and its subsidiaries to be repaid shall have been released.

     4. The delivery, on or prior to the Closing Date, of a certificate on behalf of the Company from the chief financial officer of the Company with respect to the solvency (on a consolidated basis) of the Company and of each Credit Party immediately after the consummation of the Transactions to occur on the Closing Date.

     5. Since March 31, 2005, there shall not have occurred or become known to us any change, event, violation, circumstance or effect that has had, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole (a “Material Adverse Change”) and there shall be no litigation or administrative proceeding that could reasonably be expected to have a Material Adverse Change or a material adverse effect on the ability of the parties to consummate the Transactions.

     6. The Lead Arranger shall have received reasonably satisfactory evidence (including satisfactory supporting schedules and other data) that the ratio of pro forma consolidated debt to Adjusted EBITDA (to be defined to include adjustments to be agreed for non-recurring items, including restructuring charges, litigation settlements and expenses and terminated acquisition costs) of the Company and its subsidiaries calculated in a manner reasonably acceptable to the Lead Arranger and after giving effect to the Transactions for the trailing 12 months ended June 30, 2005 was not greater than 2.50:1.

     7. The Company shall have provided to the Lead Arranger a pro forma consolidated balance sheet and statement of operations of the Company as of and for the year ended March 31, 2005 (or, if available, June 30, 2005), after giving effect to the Transactions, which balance sheet and statement of operations shall not be materially inconsistent with the forecasts previously provided to the Lenders.

     8. All invoiced accrued fees and expenses (including the reasonable fees and expenses of counsel to the Lead Arranger) of the Lead Arranger in connection with the Credit Documents shall have been paid in accordance with the Commitment Letter.

     9. The Credit Documents shall have been executed and delivered by each Credit Party in form and substance reasonably acceptable to the Lenders. The Administrative Agent shall have received reasonably satisfactory borrowing certificates and other customary closing certificates. The Administrative Agent, for the benefit of the secured parties under the Credit Documents, shall have a valid security interests in the assets or equity interests, as the case may be, described under “—Security” in the Term Sheet. There shall be no defaults, prepayment events or creation of liens under debt instruments or other material agreements as a result of the Transactions. The Lenders shall have received such other customary legal opinions, corporate documents, evidence of good standing and authority, evidence of insurance and other instruments and/or certificates as they may reasonably request.